SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 10, 2005

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated May 9, 2005, announcing its First Quarter 2005 Results

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

May 10, 2005

NEWS

FOR IMMEDIATE RELEASE

Scitex Announces First Quarter 2005 Results

Scitex Vision achieved record quarterly revenues of $36.6 million and net income of $3.7 million

Tel Aviv, Israel - May 9, 2005. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced financial results for the first quarter ended March 31, 2005.

Results of Operations

For the first quarter of 2005, revenues were $36.6 million, an increase of 25% from $29.2 million in the first quarter of 2004. The Company had operating income for the quarter of $2.4 million, compared to an operating loss of $0.5 million for the first quarter of 2004. The net income reported by Scitex for the first quarter of 2005 amounted to $1.8 million compared to net income of $50.3 million in the first quarter of 2004 (composed of a net loss from continuing operations of $1.4 million and net income from discontinued operation of $51.7 million, derived from the sale of the operations of Scitex Digital Printing (SDP) to Eastman Kodak Company).

Balance Sheet and Cash Flow

On a consolidated basis, cash, cash equivalents and short-term investments at the end of the first quarter of 2005 were $141.5 million. This excludes restricted deposits of $13.0 million at Scitex Vision and $5 million retained in a custodial account in connection with the sale of SDP’s operations by Scitex Corporation, compared to $142.6 million at the end of 2004. Cash, cash equivalents and short-term investments at the end of the first quarter of 2005 at Scitex Corporation and its wholly-owned subsidiaries amounted to $135.6 million (excluding the above-described $5.0 million retained in a custodial account).

During the first quarter, receivables remain stable with $32.8 million at the end of the quarter. However, inventory increased to $40.4 million from $36.7 million as of the end of the previous quarter, due to increased business activities.

Scitex Vision

Scitex Vision achieved record quarterly revenues for the ninth consecutive quarter. The first quarter of 2005 was a notable beginning of the year for Scitex Vision, with sustained strong performance of the TURBOjet, as well as the super wide format digital printers worldwide. Additionally, the increased sales of the flatbed product series and the accelerated ink revenues of $12 million strongly enhanced Scitex Vision’s quarter-over-quarter growth. Towards the end of the quarter, Scitex Vision began showcasing the Scitex Vision VEEjet+ at ISA tradeshow for the first time in North America and presented the Scitex Vision CORjet Premium at ImpreExpo tradeshow in Mexico, collecting orders, indicating an increased demand for Scitex Vision’s innovative inkjet systems and consumables.

As previously reported, Scitex was involved in several disputes with C.D.I. Technologies (1999) Ltd (CDI), a minority shareholder of Scitex Vision, including claims against Scitex, Scitex Vision and several other parties. In early April, Scitex and its two largest shareholders, Clal Industries and Investments and Discount Investment Corporation, came to an agreement with CDI whereby they agreed to purchase all of CDI interest in Scitex Vision, constituting 1.89% of Scitex Vision’s issued share capital (1.35% on a fully diluted basis) for $1.6 million, plus additional contingent consideration to be paid if Scitex Vision undergoes an “exit event” within the next two years at a higher valuation than implied in the agreement. In the framework of the agreement, all of the claims will be dismissed.

Scitex Vision’s Revenues for the first quarter of 2005 were $36.6 million, an increase of 25% from $29.2 million in the corresponding quarter of 2004 and an increase of 3% from $35.5 million in the fourth quarter of 2004. Scitex Vision’s operating income in the first quarter of 2005 was $4.0 million, compared to operating income of $2.6 million in the first quarter of 2004, and operating income of $0.8 million in the fourth quarter of 2004. Scitex Vision’s net income was $3.7 million in the first quarter of 2005, compared to net income of $2.1 million in the first quarter of 2004, and a net loss of $0.8 million in the fourth quarter of 2004. Geographically this quarter, Europe and the Americas each contributed 35% of revenues and the rest of the world accounted for 30% of revenues.

Cash, cash equivalents and short-term investments at Scitex Vision at the end of the first quarter of 2005 amounted to $18.6 million (including the $13.0 million of restricted deposits), bringing the net debt of Scitex Vision to third parties, primarily bank borrowings, to approximately $24.5 million.

RealTimeImage Ltd.

In late April, IDX Systems Corporation (NASDAQ:IDXC) signed a purchase agreement with RealTimeImage Ltd. (RTI), a 14.9% minority-owned affiliate of Scitex Corporation, to acquire the assets of RTI for an estimated purchase price of $15.5 million. RTI is recorded on Scitex’s balance sheet at $1.2 million as of March 31, 2005, and is accounted under the cost method. The closing of the acquisition is subject to certain customary terms and conditions. Also, the distribution of funds to the shareholders of RTI is subject to certain time and other limitations and processes, including under the purchase agreement.

Management Comments

Raanan Cohen, President and CEO of Scitex, commented: “I am pleased with the performance of our principal operating subsidiary, Scitex Vision, a proven leader in the wide and super-wide format graphic arts markets, achieving a ninth consecutive quarter of revenue growth, with record revenue of $36.6 million and net income of 10% of revenues. As for the sale of assets by RTI, our minority-owned affiliate, it is consistent with our previously announced plan of exploring and implementing strategic alternatives relating to our holdings, when and to the extent feasible, including dispositions, acquisitions and the like.”

2

Conference Call

Scitex will be holding a conference call to discuss its first quarter 2005 results on Tuesday, May 10, 2005 at 10:30 a.m. EST (7:30 a.m. Pacific time, 3:30 p.m. GMT, 5:30 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight, May 17, 2005) at the following numbers:

US:	1 800 475-6701
Intl:	1 320 365-3844
Access code:	781022

Scitex Corporation Ltd.

Scitex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to pursuing strategic alternatives, (8) uncertainty of outcome of shareholder litigation, and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd. Scitex Vision, TURBOjet, VEEjet and CORjet are trademarks and service marks of Scitex Vision Ltd.

Contact
Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@scitex.co.il

(Tables to Follow)

3

SCITEX CORPORATION LTD. (AN ISRAELI CORPORATION) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended March, 31
	2005 (Unaudited)	2004 (Unaudited)

Revenues
Products	$22,138	$18,718
Services and supplies	14,443	10,507

Total revenues	36,581	29,225

Cost of revenues
Cost of products	12,812	9,701
Cost of services and supplies	8,160	6,758

Total cost of revenues	20,972	16,459

Gross profit	15,609	12,766

Expenses
Sales & marketing	4,580	3,848
General & administrative	4,515	4,752
Research & development, net	2,963	3,127
Amortization of intangible assets	1,138	1,534

Operating income (loss)	2,413	(495)

Financial income - net	957	581
Other expenses - net	(32)	(168)

Income (loss) before taxes on income	3,338	(82)
Taxes on income	(531)	(477)

	2,807	(559)
Share in results of associated company	(105)	(372)
Minority interest in a subsidiary	(921)	(450)

Net Income (loss) from continuing operations	1,781	(1,381)
Net Income from discontinued operation	-	51,670

Net Income	$1,781	$50,289

Earning (Loss) per share - basic:
Continuing operations	$0.05	($ 0.03)
Discontinued operation	-	$1.20

	$0.05	$1.17

Earning (Loss) per share - diluted:
Continuing operations	$0.04	($ 0.03)
Discontinued operation	-	$1.20

	$0.04	$1.17

Weighted average number of shares used in computation of EPS
Basic:	38,066	43,018

Diluted:	38,138	43,018

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	March 31 2005	December 31 2004
Assets

Current assets:
Cash and cash equivalents	$84,065	$85,892
Short-term investments	57,385	56,693
Restricted deposits	17,998	18,000

Total cash and short-term investments	159,448	160,585

Trade receivables	32,822	33,585
Other receivables	7,842	7,369
Inventories	40,375	36,726
Deferred income taxes	556	758

	241,043	239,023

Investments and other non-current assets	4,971	9,987

Property plant and equipment - net	9,882	9,147

Goodwill and other intangible assets - net	15,009	15,996

	$270,905	$274,153

Liabilities and Shareholders' Equity

Current liabilities:
Short term bank credit and loans including current maturities	$33,330	$34,312
Trade payables	21,946	21,877
Income taxes payable	16,101	16,437
Accrued and other liabilities	20,994	23,763
Current liabilities related to discontinued operation	1,235	2,193

	93,606	98,582

Long-term liabilities:
Loans from banks	8,215	8,802
Loans from other	2,560	2,540
Liability for employee rights upon retirement	4,318	4,178

	15,093	15,520

Loans from related parties, convertible into share of subsidiary	1,579	1,551

Minority interest	5,157	4,226

	115,435	119,879
Shareholders' equity:
Share capital	6,205	6,205
Capital surplus	279,003	278,812
Accumulated other comprehensive loss	(952)	(327)
Deferred stock compensation	(668)	(517)
Accumulated deficit	(95,818)	(97,599)
Treasury shares, at cost	(32,300)	(32,300)

	155,470	154,274

	$270,905	$274,153

Scitex Vision Ltd.

US Dollar in Thousands

	Three months ended March, 31
	2005 Unaudited	2004 Unaudited

Revenues
Products	22,138	18,718
Services and Supplies	14,443	10,507

Total Revenues	36,581	29,225

Gross Profit	15,609	12,765

Expenses:
S,G&A	8,264	6,735
Research & Development	2,479	2,512
Amortization of Intangibles	834	944

	11,577	10,191

Operating Income	4,032	2,574

Financial expenses	(72)	(157)
Other Income	0	131
Taxes on Income	(304)	(478)

Net Income	3,656	2,070